SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                             PROLINK HOLDINGS CORP.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74340T100
                                    ---------
                                 (CUSIP Number)

                                 December 31, 2009
                                 -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                             (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Calliope Capital Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,258,118 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  5,258,118shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,258,118 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  5,258,118 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: David Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States and Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   5,258,118 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:   5,258,118 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,258,118 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100

Item 1(a).  Name of Issuer: ProLink Holdings Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            410 South Benson Ln.
            Chandler, AZ 85224

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware Corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Calliope Capital Corporation reported in this
            Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (in Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented); all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. PSource Structured Debt Limited is managed by Laurus Capital Management, LLC, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited, Valens Offshore I, Ltd., and Valens U.S. SPV I, LLC are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Calliope Capital Corporation (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Calliope. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Calliope Capital Corporation, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  74340T100

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 5,258,118 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 5,258,118 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  5,258,118 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
*Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") issued and outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "10-QSB"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the " First Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining 1,351,352 Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") to acquire 12,827,296 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 1,683,480 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the First Warrant may be waived by the Investors upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding, and shall automatically become null and voidfollowing notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Second Warrant may be waived by the Investors (i) if the Company is required to file reports with the Securities and Exchange Commission, upon at least 61 days prior notice to the Company, so long as such time, the Company has no indebtedness outstanding or (ii) if the Company is not required to file reports with the Securities and Exchange Commission, upon at least 2 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore I, and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore I reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope.

CUSIP No. 74340T100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2010
                                    -----------------
                                    Date


                                    Laurus Master Fund, Ltd. (In Liquidation)

                                    /s/ Russell Smith
                                    -----------------------------------------

                                    Russell Smith
                                    Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)

                                    February 12, 2010

CUSIP No. 74340T100

APPENDIX A

A. Name:                  Calliope Capital Corporation, a Delaware
                          corporation 335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

B. Name:                  PSource Structured Debt Limited, a
                          closed-ended company incorporated with
                          limited liability in Guernsey
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Guernsey

C. Name:                  Laurus Capital Management, LLC, a
                          Delaware limited liability company 335
                          Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

D. Name:                  Valens U.S. SPV I, LLC, a Delaware limited liability
                          company
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

E. Name:                  Valens Offshore SPV I, Ltd.,
                          an exempted company incorporated with
                          limited liability under the laws of the Cayman Islands
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Cayman Islands

F. Name:                  Valens Capital Management, LLC, a
                          Delaware limited liability company 335
                          Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

F. Name:                  David Grin
   Business               335 Madison Avenue, 10th Floor Address: New York,
                          New York 10017

   Principal
   Occupation:            Principal of Laurus Capital Management, LLC
                          Principal of Valens Capital Management, LLC

   Citizenship:           United States and Israel

G. Name:                  Eugene Grin
   Business               335 Madison Avenue, 10th Floor Address: New York,
                          New York 10017

   Principal
   Occupation:            Principal of Laurus Capital Management, LLC
                          Principal of Valens Capital Management, LLC

   Citizenship:           United States

H. Name:                  Chris Johnson
   Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                          Grand Cayman, Cayman Islands KY1-1104
   Principal Occupation:  Managing Director, Johnson Smith Associates Ltd.

   Citizenship:           Cayman Islands

I. Name:                  Russell Smith
   Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                          Grand Cayman, Cayman Islands KY1-1104

   Principal Occupation:  Director, Johnson Smith Associates Ltd.

   Citizenship:           Cayman Islands

CUSIP No. 74340T100

Each of Calliope Capital Corporation, PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Calliope Capital Corporation

PSource Structured Debt Limited

Laurus Capital Management, LLC

By: Laurus Capital Managmeent, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
February 12, 2010

Valens Capital Management, LLC

Valens Offshore SPV I, LTD.

Valens U.S. SPV I, LLC

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
February 12, 2010


/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010


/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010

/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 12, 2010